מדיניות תגמול לנושאי משרה

אינטרנט גולד-קווי זהב בע"מ

תוכן עניינים

מדיניות תגמול לנושאי משרה

1.	**רקע כללי**	3
2.	**מטרות מדיניות התגמול**	3
3.	**השיקולים המנחים בקביעות מדיניות התגמול**	3
4.	**עיקרי מדיניות התגמול**	4
	4.1 רכיבי התגמול	4
	4.2 הנתונים שייבחנו	4
5.	**רכיב שכר**	6
6.	**מענק משתנה**	7
7.	**תנאים נלווים והטבות**	9
8.	**תנאי סיום כהונה**	10
9.	**הגנות מסחריות**	11
10.	**הוראות כלליות נוספות**	11
11.	**תוקף**	11

1. **<u>רקע כללי</u>**

1.1. מדיניות תגמול זו (להלן: "**מדיניות התגמול**"), כהגדרתה בחוק החברות, התשנ"ט-1999 (להלן: "**חוק החברות**" או "**החוק**") הינה מדיניות לעניין תנאי כהונה והעסקה של נושאי משרה באינטרנט גולד - קווי זהב בע"מ (להלן: "**החברה**"). "**נושאי משרה**" ו- "**תנאי כהונה והעסקה**" - כהגדרת מונח זה בחוק מעת לעת.

1.2. מדיניות התגמול לוקחת בחשבון את מאפייניה של החברה, האסטרטגיה העסקית שלה ויעדיה, מאפייני תחום הפעילות ומדיניות החברה לדאוג לגיוס ולשימור נושאי משרה איכותיים בה.

1.3. <u>הליך אישור מדיניות התגמול</u>: בישיבותיה מתאריכים 10 במרץ 2013, 5 באוגוסט 2013 ו- 15 בספטמבר 2013, דנה ועדת התגמול בהצעה למדיניות התגמול שגובשה על ידי הנהלת החברה, בסיוע גורמים מקצועיים, ולאחר דיונים במהלכם העירו חברות הועדה הערות, שאלו שאלות וקיבלו תשובות מהנהלת החברה בנושאים שונים הכלולים במדיניות התגמול, המליצה ועדת התגמול לדירקטוריון החברה לאשרה. בישיבתו מיום 30 בספטמבר 2013 אישר דירקטוריון החברה את מדיניות התגמול, לאחר ששקל את המלצות ועדת התגמול.

1.4. יובהר, כי הכללים הקבועים במדיניות זו מהווים רף עליון לתנאי הכהונה וההעסקה של נושאי המשרה. יודגש, כי החברה אינה מחויבת להעניק לנושאי המשרה את כל המרכיבים המפורטים במדיניות זו, ואינה מחויבת להעניק את השיעור המקסימאלי באיזה ממרכיבי תנאי הכהונה וההעסקה הקבועים במדיניות. אין באמור במדיניות זו כדי ליצור זכות לנושא משרה כלשהו בחברה וזכויותיו של כל נושא משרה יהיו אלה שבהסכם ההעסקה שיחול בינו לבין החברה.

2. **<u>מטרות מדיניות התגמול</u>**

2.1. החברה רואה חשיבות רבה בבניית מדיניות תגמול נכונה וראויה לנושאי המשרה בחברה, בין היתר, על ידי יצירת תמריצים ראויים לנושאי המשרה בחברה, קידום מטרות החברה, תכניות העבודה שלה ומדיניותה, לטווח הקצר והארוך, בהתחשב, בין השאר, בתחומי האחריות של נושאי המשרה וכן לסיכונים החלים על פעילות החברה.

2.2. **<u>דגשים באשר לפעילות החברה</u>**

החברה רואה חשיבות יתרה בשימור נושאי המשרה בה. נכון למועד זה, לחברה שני נושאי משרה בלבד, אשר פעילותם טעונה מומחיות, יציבות מקצועית, ידע רב, ניסיון רב בעבודה מול ממשקי הקבוצה, וכיו"ב. מעבר לכך, פעילות נושאי המשרה בחברה טעונה ניהול ממשק עבודה יציב, יעיל ופורה מול קבוצת "בזק" (המהווה את נכס הבסיס של החברה ומוחזקת על ידי חברת הבת של החברה) הן ברמת הממשקים הרבים הקיימים במישור מערכי הכספים של הקבוצה והן ברמת ממשקי הניהול השונים בין החברה לבין קבוצת "בזק". פעילות זו טעונה יציבות ושימור לאורך זמן. מעבר לכך, פעילותה של החברה, כרוכה בליווי תהליכי הנפקות וגיוסי הון/חוב, ליווי תהליכי שונים מול שוק ההון, ליווי תהליכי מימון מורכבים, וכן ליווי שוטף יום-יומי של ניהול פעילות הקבוצה אל מול גורמי מימון וממשקי שוק ההון של החברה, המצריכים מיומנות, ניסיון רב וידע הנצברים לאורך שנים. לאור כך רואה החברה חשיבות יתרה ודגש חיוני על שימור נושאי המשרה בה.

יצוין כי לאור מהותן ופעילותן המקבילה של בי קומיוניקיישנס בע"מ ("**ביקום**"), חברת הבת של החברה, ושל החברה כשלעצמה, המנהלות ממשקי פעילות מקבילים ודומים רבים, הן ברמת הניהול הכספי, הניהול הפיננסי, פעילות שוק ההון, מטה וכיו"ב, אזי פעילות נושאי המשרה בחברה נחלקת באופן שווה בין ביקום לבין החברה, הן בהתייחס למישור חלוקת הזמן והמשאבים והן במישור חלוקת שכר נושאי המשרה. מעצם כך, שכר נושאי המשרה הנו נמוך לרוב באופן ממוצע. כמו כן, היקף המשרה של נושאי המשרה נחלק באופן שווה בין החברה וביקום, ולפיכך נתוני התגמול המובאים במדיניות זו, משקפים את חלוקה זו, ומייצרים חיסכון משמעותי בעלויות שתי החברות.

2.3. החברה קבעה את מדיניות התגמול לנושאי המשרה בשים לב למטרות הבאות:

2.3.1. הגברת תחושת ההזדהות של נושאי המשרה עם החברה ועם פעילותה.

2.3.2. העלאת שביעות הרצון והמוטיבציה של נושאי המשרה לצורך קידום עסקיה של החברה ושיפור יכולותיה הפיננסיות של החברה.

2.3.3. שימור נושאי משרה איכותיים בחברה לטווח ארוך.

2.4. כמו כן, מדיניות התגמול נועדה ליצור מסגרת כללית אחידה וברורה לקביעת תכנית תגמול אישית לכל אחד מנושאי המשרה, על בסיס עקרונות משותפים ותוך התאמה לניסיונו של נושא המשרה, מאפייני התפקיד שלו ואופן ביצוע התפקיד על ידו.

3. **<u>השיקולים המנחים בקביעת מדיניות התגמול</u>**

3.1. בהתאם להוראות סעיף 267ב(א) לחוק החברות, אלו הם השיקולים אשר הנחו את החברה בקביעת

עמוד 3 מתוך 11

מדיניות התגמול:

3.1.1. קידום מטרות החברה, תכנית העבודה שלה ומדיניותיה בראייה ארוכת טווח.

3.1.2. יצירת תמריצים ראויים לנושאי המשרה בחברה, בהתחשב, בין השאר, במדיניות ניהול הסיכונים של החברה.

3.1.3. רמת האחריות הגבוהה הנדרשת מנושאי המשרה מול רשויות הדיווח בארץ ובארצות הברית.

3.1.4. גודל החברה, רווחיותה ואופי פעילותה.

3.1.5. לעניין תנאי כהונה והעסקה הכוללים רכיבים משתנים - תרומתו של נושא המשרה להשגת יעדי החברה ולהשאת רווחיה, והכל בראייה ארוכת טווח ובהתאם לתפקידו של נושא המשרה.

3.2. בנוסף, בעת קביעת תנאי התגמול לנושאי המשרה, יהיו ועדת התגמול והדירקטוריון רשאים לקבוע קריטריונים נוספים רלוונטיים מעבר לשיקולים המנחים המפורטים לעיל וכן להתייחס לנתונים נוספים מעבר לנתונים המפורטים להלן, בהתחשב בטובת החברה, מצבה ותכניותיה.

4. <u>**עיקרי מדיניות התגמול**</u>

4.1. <u>רכיבי התגמול</u>

התגמול הכולל של נושאי המשרה בחברה מורכב ממספר רכיבים (כולם או חלק מהם)[1]:

4.1.1. שכר חודשי קבוע (לפירוט ראו סעיף 5 להלן).

4.1.2. תנאים נלווים - כגון ביטוח אחריות נושאי משרה, שיפוי ופטור מאחריות (לפירוט ראו סעיף 7.2 להלן); הטבות סוציאליות שונות (פרט לדירקטורים) כגון הפרשות לביטוח מנהלים ולקרן השתלמות; ימי מחלה, ימי חופשה וימי הבראה, רכב צמוד או החזר הוצאות אחזקת רכב (לפירוט ראו סעיף 7 להלן).

4.1.3. <u>תגמול משתנה:</u>

1. <u>מרכיבי "Retention"</u> - קרי, תשלום מענק המותנה בוותק והישארות בחברה למשך תקופה שנקבעה.

יובהר כי לאור אופיה הייחודי של פעילות החברה, נקבע כי מדיניות התגמול תכלול שילוב תגמולי שימור ארוכי טווח אשר מטרתם במתן תמריץ לנושאי המשרה לשמר את פעילותם ואיכות עבודתם בחברה (כדוגמת תוכניות ה- Retention).

מן הראוי לציין כי תוצאותיה של החברה כחברת אחזקות, נגזרות בעיקר מתוצאות קבוצת "בזק" ולפיכך, קיים קושי מובנה בהטלת קשר ישיר בין תוצאותיה הכספיות של החברה לתגמול נושאי המשרה. מאידך גיסא: עבודת נושאי המשרה בחברה מאומצת, דורשת מומחיות וניסיון נרכש רב, וכן כרוכה באתגרים משמעותיים ביותר, המצריכים, לדעת הנהלת החברה, גיבוש הסכמי העסקה יציבים, תוך מאפייני שימור ארוכי טווח

יתר על כן, פעילותם המקצועית של נושאי המשרה בחברה מאופיינת, בחלקה הניכר, בשימור יציבותה של החברה, תוך קיום ממשקי עבודה יציבים שונים מול גורמי מימון, משקיעים מוסדיים וכיו"ב. פעילות זו, מעצם טיבה, דורשת מן החברה לפעול לשם שימור נושאי המשרה בה, בין היתר, לצורך חיזוק ממשקי העבודה כאמור על בסיס יציב ותקין.

2. כמו כן, החברה תהיה רשאית לקבוע היקף מסוים של מענקים על בסיס שנתי - מענקים המותנים בהשגת יעדים ספציפיים ברמת החברה בהתבסס על אסטרטגיית החברה כפי שבאה לידי ביטוי בתקציב החברה ו/או מענקים המותנים בהשגת יעדים אישיים המוגדרים לכל נושא משרה בהתאם לתפקידו ותרומתו לחברה ובהתאם לאסטרטגיית החברה ויעדיה (לפירוט ראו סעיף 6 להלן).

4.2. <u>הנתונים שייבחנו</u>

בבואם לבחון ולאשר תנאי כהונה והעסקה של נושא משרה, ועל פי העניין, יתייחסו ועדת התגמול והדירקטוריון לעניינים הבאים:

4.2.1. כלל מרכיבי התגמול, לרבות שכר חודשי, תנאים נלווים, מענקי פרישה (מענק, תשלום, גמול, פיצוי או כל הטבה אחרת הניתנים לנושא המשרה בזיקה לסיום תפקידו בחברה, לרבות תקופת הודעה מוקדמת), וכן כל הטבה, תשלום או התחייבות לתשלום או מתן הטבה כאמור, ככל שישנם, הניתנים בשל כהונה או העסקה כאמור.

4.2.2. שווייה הכלכלי של חבילת התגמול כולה, על כל מרכיביה, תוך התייחסות לתוצאותיה העסקיות

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[1] יצוין כי לאור מהותן ופעילותן המקבילה של ביקום, ושל החברה, המנהלות ממשקי פעילות מקבילים ודומים רבים, הן ברמת הניהול הכספי, הניהול הפיננסי, פעילות שוק ההון, מטה וכיו"ב, אזי פעילות נושאי המשרה בחברה נחלקת באופן שווה בין ביקום לבין החברה, הן בהתייחס למישור חלוקת הזמן והמשאבים והן במישור חלוקת שכר נושאי המשרה. מעצם כך, שכר נושאי המשרה הנו נמוך לרוב באופן ממוצע. כמו כן, היקף המשרה של נושאי המשרה נחלק באופן שווה בין החברה וביקום, ולפיכך נתוני התגמול המובאים במדיניות זו, משקפים את חלוקה זו.

של החברה, וככל שחבילת התגמול מבוססת על יעדים, בחינתם של יעדים אלה.

4.2.3. מרכיבי התגמול יהיו מאתגרים, אך לא יעודדו נטילת סיכונים מעבר לטווח הסיכון שהחברה חפצה בו ולא יהיה בהם כדי לגרום לנושא המשרה לפעול בניגוד עניינים לחברה.

4.2.4. בכדי להבטיח הלימה בין כלל מרכיבי התגמול המפורטים במדיניות, יוצגו לאורגנים של החברה, בבואם לדון באישור כל אחד מרכיבי התגמול של נושא משרה בחברה, כלל מרכיבי חבילת התגמול של נושא המשרה. בנוסף, טווחי השכר ויתר תנאי הכהונה וההעסקה של נושאי המשרה בחברה ייקבעו, בין היתר, בהתאם לנתוני השוואה ביחס לנושאי משרה בחברות בעלות מאפיינים דומים לאלה של החברה, כמפורט להלן וככל שניתן (**"נתוני ההשוואה לחברות דומות"**). נתוני ההשוואה לחברות דומות יתייחסו לכלל רכיבי תנאי הכהונה וההעסקה, או לחלק מהם, לפי העניין, וזאת ככל שהדבר ניתן והמידע זמין. נתוני ההשוואה לחברות דומות יערכו בידי החברה באופן פנימי או באמצעות יועץ חיצוני לחברה, לפי שיקול דעת ועדת התגמול, בהתאם למתודולוגיה ראויה וסבירה להערכת החברה. כמו כן, נתוני ההשוואה לחברות דומות יערכו הן ביחס לשכר הבסיס בנפרד, והן ביחס לתגמול הכולל, ככל שרלוונטי וככל שקיים מידע כאמור.

4.2.5. ככל הניתן, ההשוואה תיעשה ביחס לתגמול הניתן לנושא משרה בתפקיד דומה בלפחות 3 - חברות ציבוריות ו/או חברות פרטיות, שמתאימות לפחות לשני מאפיינים מתוך המאפיינים שלהלן :

    (א) סך הנכסים שלהן דומה לסך הנכסים של החברה.

    (ב) שווי השוק שלהן דומה לשווי השוק של החברה.

    (ג) היקפי החוב המנוהל שלהן דומים להיקפי החוב המנוהל של החברה.

    (ד) החברות מחויבות ברמת דיווח של חברות דואליות ברמת הפירוט ובהיבט האחריות, משמע כפופות SEC.

4.2.6. השכלה, כישורים, מומחיות, ניסיון מקצועי ופועלו ותרומתו של נושא המשרה להשגת יעדיה העסקיים של החברה ועמידתה בתכניות העבודה (בתפקיד קיים או קודם), על רקע נתונים ביחס לתוצאות פעילותה של החברה בהיבטים שונים הקשורים לתחומי אחריותו של נושא המשרה ותנאי השוק הקיימים במועד הבחינה ועובר לה.

4.2.7. תפקידו של נושא המשרה, תחומי אחריותו והסכמי שכר קודמים שנחתמו עמו. כמו כן, ככל שרלוונטי, יובאו נתוני השוואה ביחס לנושאי משרה קודמים או קיימים בחברה באותו תפקיד או בתפקידים דומים, ביחס לכלל רכיבי תנאי הכהונה וההעסקה. כמו כן, ככל שרלוונטי, יובאו בחשבון שינויים מהותיים שחלו, ככל שחלו, בסמכויותיו ותחומי אחריותו במהלך השנה.

4.2.8. היחס שבין תנאי כהונה וההעסקה של נושאי המשרה לשכר[2] של שאר עובדי החברה, ובפרט היחס לשכר הממוצע ולשכר החציוני של עובדים כאמור והשפעת הפערים בין נתוני השכר האמורים על יחסי העבודה בחברה. ועדת התגמול והדירקטוריון יבחנו את היחס שבין תנאי הכהונה וההעסקה של כל נושא משרה לשכר של שאר עובדי החברה ויציינו האם לדעתם מדובר ביחס ראוי וסביר בהתחשב, בין היתר, באופיה של החברה, גודלה, תמהיל כוח האדם המועסק בה ותחום העיסוק שלה והאם אין ביחסים אלה כדי להביא לפגיעה ביחסי העבודה בחברה.

4.2.9. נכון למועד אישור מדיניות תגמול זו, היחס הקיים בין שכר הבסיס של נושאי המשרה השונים בחברה לבין השכר הממוצע והחציוני של שאר עובדי החברה והיחס בין תנאי הכהונה וההעסקה (עלות שכר, כולל מענקים) של כל אחד מנושאי המשרה לעלות השכר הממוצע והשכר החציוני של שאר עובדי החברה, הינו כדלקמן :

תפקיד	יחס שכר בסיס לממוצע שכר	יחס שכר בסיס לשכר חציוני	יחס עלות שכר לממוצע עלות שכר	יחס עלות שכר לעלות שכר חציוני
מנכ"ל החברה	1:3	1:4	1:3	1:4
מנהל כספים	1:2	1:2	1:2	1:2

לצורך קביעת היחסים דלעיל, שכר המנכ"ל ומנהל הכספים נלקחו בחשבון (בנוסף אליהם בחברה מועסקים 3 עובדים נוספים).

להערכת ועדת התגמול והדירקטוריון, היחסים הנ"ל ראויים וסבירים בהתחשב במאפייני החברה ואין בהם כדי להביא לפגיעה ביחסי העבודה בחברה, במיוחד לאור העובדה כי בחברה מועסקים חמישה עובדים בלבד כולל שני נושאי המשרה, כאשר תפקידם של שלושת העובדים האחרים הינו זוטר יחסית משמעותית לתפקיד נושאי המשרה.

ככל והחברה תחרוג מהיחס (כלפי מעלה) בהיקף העולה על 30% מן הפערים המתוארים לעיל, אזי

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[2] **"שכר"** - כהגדרת מונח זה בחוק החברות מעת לעת; למועד זה - ההכנסה שבעדה משולמים דמי ביטוח לאומי לפי פרק ט"ו לחוק הביטוח הלאומי [נוסח משולב], התשנ"ה-1995.

יובא הדבר לדיון מחודש בועדת התגמול והדירקטוריון, ואלו יבחנו האם נדרשים שינויים בשל כך והחברה תיתן על כך גילוי ככל שהסטייה תהיה מהותית. סטייה בגבולות אלו, הוגדרו על ידי אורגני החברה כסבירה.

4.2.10. היחס בין הרכיבים המשתנים לבין הרכיבים הקבועים אשר יינתנו לנושא המשרה, יקבע בכל מקרה באופן שלא יעודד נטילת סיכונים בלתי סבירים.

היחס הרצוי בין הרכיבים המשתנים לבין הרכיבים הקבועים של נושאי המשרה השונים בחברה לשנה נתונה יהא כדלקמן:

תפקיד	**רכיבים קבועים (כולל תנאים נלווים) (%)**	**רכיבים משתנים (מענקים ותשלומים על בסיס יעדי שימור) (%)**
מנכ"ל החברה	65%-100%	0%-35%
מנהל כספים	78%-100%	0%-22%

יודגש, כי הכוונה היא ליחס המתוכנן בלבד, בהנחה של קבלת מענק המטרה כאמור במדיניות זו. היחס בפועל בשנה נתונה בין מרכיבי חבילת התגמול עשוי להיות שונה בשל תת ביצועים או בשל ביצועים עודפים אשר יכולים להשפיע על התגמול המשתנה כאמור במדיניות זו. כמו כן, יובהר כי לאור אופי פעילותה הייחודי של החברה, וחשיבות שימור ממשקי העבודה הקבועים הרבים בה, רואה החברה, באופן עקרוני, חשיבות בחיזוק רכיבי התגמול הקבועים של נושאי המשרה בה, ובהתאם, נקבעו היחסים האמורים לעיל כחלק ממכלול השיקולים הכולל.

ככל והחברה תחרוג מהיחס בהיקף העולה על 30% מן הפערים המתוארים לעיל, אזי יובא הדבר לדיון מחודש בועדת התגמול והדירקטוריון, ואלו יבחנו האם נדרשים שינויים בשל כך והחברה תיתן על כך גילוי ככל שהסטייה תהיה מהותית. סטייה בגבולות אלו, הוגדרו על ידי אורגני החברה כסבירה.

5. <u>רכיב שכר</u>

השכר לו זכאי נושא המשרה הינו רכיב קבוע אשר יקבע, ככל שניתן, עד למועד תחילת כהונתו בתפקיד הרלבנטי בחברה ויעודכן מעת לעת בהתאם למדיניות התגמול.

5.1. **<u>שכר מנכ"ל ונושאי משרה (שאינם דירקטורים)</u>**

5.1.1. גובה שכרם של מנכ"ל החברה ונושאי המשרה האחרים יקבע בהתאם לשיקולים ולקריטריונים הרלוונטיים המנויים בסעיפים 2-4 לעיל ויואשר על ידי האורגנים המוסמכים בחברה, בהתאם להוראות הדין.

5.1.2. על סמך השיקולים והקריטריונים הרלוונטיים המנויים בסעיפים 2-4 לעיל, נקבעו רמות שכר הבסיס החודשי לנושאי המשרה בחברה, כמפורט להלן[1]:

תפקיד	**מקסימום (בש"ח) (ברוטו) לחודש, ובהנחה של שימור היקפי המשרה וחלוקות המשרה נכון למועד זה (לא שיעורי עלות, אלא ברוטו)[3]**	**מקסימום (בש"ח) (ברוטו) בהנחה של היקף משרה מלאה (לא שיעורי עלות, אלא ברוטו)**
מנכ"ל החברה	60,000	120,000
מנהל כספים	20,000	40,000

טווחים אלו ייבחנו על ידי ועדת התגמול והדירקטוריון במסגרת הבחינה השנתית של מדיניות התגמול בהתאם לסעיף 11 להלן ויעודכנו במידת הצורך, בין היתר, למול נתוני ההשוואה לחברות דומות ולמול מצבה העסקי של החברה וכוח האדם המועסק בה או בהתאם לשיקולים אחרים.

כל חריגה מעל לטווחים המפורטים לעיל תובא לאישור האורגנים המוסמכים בחברה, בהתאם להוראות הדין.

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[3] כפי שתואר לעיל, נכון למועד זה נחלקת משרתו של מנהל הכספים של החברה בין חברת הבת של החברה, בי קומיוניקיישנס לבין החברה בהיקף זהה (50% משרה לכל חברה). כמו כן, נכון למועד זה נחלקת משרתו של מנכ"ל החברה בין בי קומיוניקיישנס לבין החברה (בהיקף של 33% משרה לכל חברה, כאשר מנכ"ל החברה מכהן גם כנושא משרה בחברת יורוקום-תקשורת בע"מ).

5.2. **שכר דירקטורים**

5.2.1. לדירקטורים בחברה (החיצוניים והאחרים), ישולם גמול שנתי, גמול השתתפות והחזר הוצאות בהתאם להוראות שנקבעו בתקנות החברות (כללים בדבר גמול והוצאות לדירקטור חיצוני), התש"ס-2000 (להלן: "**תקנות הגמול**"), בהתאם לדרגה שבה מסווגת החברה על פי התקנות האמורות. השכר שייקבע לא יעלה על הגמול המרבי המותר בתקנות הגמול[4].

5.2.2. על אף האמור לעיל, לא יראו כחריגה ממדיניות זו ויתור של דירקטור (שאינו דירקטור חיצוני) על הגמול המגיע לו על פי תקנות הגמול[5].

6. מענק משתנה[6]

תגמול משתנה, שימור:

6.1. לאור אופי פעילותה הייחודי של החברה וחשיבות שימור נושאי המשרה בה, דירקטוריון החברה וועדת התגמול של החברה רשאים לקבוע לנושאי המשרה בה מענקי הישארות, "Retention" בגובה סכום כולל של עד: א. 1,000,000 ש"ח למנכ"ל החברה אשר יצטברו באופן מדורג לאורך תקופה של עד 5 שנים; ב. 100,000 ש"ח למנהל הכספים של החברה אשר יצטברו באופן מדורג לאורך תקופה של עד 5 שנים. הכל לאור הנימוקים אשר פורטו לעיל. יובהר כי בכל מקרה, לא יחולו מספר תוכניות "שימור" מקבילות לאותו נושא משרה.

מענק שנתי ייעודי:

יובהר כי סעיפים 6.2-6.8 המתייחסים למענק שנתי, הנם מעבר לתגמול השימור ובנוסף לו.

6.2. על מנת ליצור קורלציה בין התגמול המשתנה של נושאי המשרה לבין תוצאות החברה וביצועיה בראייה ארוכת טווח, בהתחשב בטובת החברה, מצבה ותכנויותיה, יכול שתיקבע תכנית למענק שנתי לנושאי המשרה בחברה (למעט הדירקטורים). המענק השנתי יותנה בעמידה ביעדים שייקבעו על ידי הדירקטוריון, לאחר המלצת ועדת התגמול, על פי תכנית מענקים אשר תובא מדי שנה או על בסיס רב שנתי לאישור ועדת התגמול והדירקטוריון. תכנית המענקים תיקבע, אם וככל שתיקבע, בהתאם לאמור במדיניות תגמול זו, ובכלל זה לתנאי סף ולהגבלות המפורטים להלן, ובהתאם לשיקולים ולקריטריונים הרלוונטיים המנויים בסעיפים 2-4‏2 לעיל.

6.3. ככל שתיקבע תכנית למענק שנתי, יהיו נושאי המשרה בחברה (נכון להיום, המנכ"ל ומנהל הכספים) זכאים למענק שנתי על בסיס יעדים כמותיים הניתנים למדידה, המותנים בהשגת יעדיה העסקיים ומטרותיה של החברה בראייה ארוכת טווח. היעדים יכללו, בין היתר, רכיבים כדלקמן:

6.3.1. יעדים כמותיים ברמת החברה.

6.3.2. יעדים אישיים הניתנים למדידה, שיקבעו לכל נושא משרה באופן אישי, בהתאם לתפקידו ולמידת תרומתו של נושא המשרה לעסקי החברה ובהתאם לתכנית העבודה ואסטרטגיית החברה ובראייה ארוכת טווח

6.3.3. החלוקה הפנימית בין משקלם היחסי של האומדנים הכמותיים מבוססי יעדי חברה ליעדים הכמותיים האישיים תותאם לכל נושא משרה בנפרד, בהתאם למאפייני תפקידו, תחומי אחריותו ומידת ההשפעה שלו על השגת יעדי החברה ורווחיה. לכל יעד ייקבע משקל יחסי ברכיב המענק המשתנה.

6.3.4. הערכת ביצועים על ידי דירקטוריון החברה, אשר תתייחס, בין השאר, לתרומתו ולביצועיו של נושא המשרה וכן לקריטריונים שאינם ניתנים לכימות אובייקטיבי. המדדים האיכותיים (הערכת הדירקטוריון) יהוו 25% לכל היותר מבסיס המענק השנתי אשר להערכת ועדת התגמול והדירקטוריון מהווה חלק לא מהותי ביחס לכלל המרכיבים המשתנים המוענקים לנושאי המשרה.

להלן מספר דוגמאות עקרוניות ליעדים המפורטים לעיל (מבלי לגרוע מזכותו של הדירקטוריון לקבוע יעדים נוספים, בהתאם לקריטריונים האמורים במדיניות זו):

א. יעד קיטון בהוצאות המימון של החברה כאחוז מהחוב הפיננסי של החברה (שיעור מימון אפקטיבי), בשנה בה תבוצע המדידה. הוצאות מימון, קרי: סך הוצאות המימון המלאות של החברה, נטו. החישוב יכלול את כל עלויות המימון המלאות ובניכוי הכנסות מימון והכנסות מניירות ערך. חוב פיננסי: יתרת ברוטו ממוצעת של החוב הפיננסי המלא של החברה. על אף האמור, הוצאות מימון תהיינה על בסיס ריאלי - קרי מנוטרל השפעות מדד;

ב. יעד קיטון בחוב הפיננסי נטו של החברה, ביחס לתקציב החברה בשנה הרלוונטית לגביה בוצעה המדידה. יעד זה הנו נגזרת של תזרים המזומנים נטו של החברה בצירוף דיבידנדים המתקבלים בחברה - ובניכוי הוצאות מימון, הוצאות שוטפות וכיו"ב.

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4 למועד זה, החברה משלמת לשתי הדירקטוריות החיצוניות ולדירקטורית נוספת בחברה (בלתי קשורה) גמול שנתי וגמול השתתפות בהתאם ל- "סכום הקבוע" בתקנות הגמול, בהתאם לדרגתה של החברה.

5 למועד זה, יתר הדירקטורים בחברה אינם מקבלים שכר בגין כהונתם כדירקטורים, אולם החברה תהא רשאית לאשר שכר כאמור בהתאם להוראות הדין ומדיניות תגמול זו.

6 לנושאי משרה שאינם דירקטורים. תוצאות החברה יהיו על פי הדוחות הכספיים המבוקרים של החברה.

ג. יעד רווח נקי של החברה בשנה בה תבוצע המדידה. מדידת יעד זה תבוצע על פי הרווח הנקי בדוחותיה הכספיים המאוחדים של החברה.

ד. שיפור ברמת הדירוג של החברה; דירוג החברות/החוב, חיוני לכל משקיעי החברות, הן בעלי המניות והן מחזיקי אגרות החוב, לצורך מדידת חוסנה של החברה, גמישותה הפיננסית והצפי הכלכלי לגביה בטווח הזמן הארוך. הדירוג מתבסס בדרך כלל בחלק מהותי ממנו, לא מעט על פעולות המבוצעות של ידי מנהלי החברה באופן ישיר. חברות הדירוג בוחנות את אופן ניהול החוב של החברה, גמישותה הפיננסית, יכולתה לבצע שינויים מטיבים בתחום המימון, יכולתה למחזר חוב וכיו"ב. כל הפעולות הללו הן פעולות המבוצעות על ידי החברה ובאופן ישיר על ידי מנהלי החברה.

ה. עמידה בלוחות זמנים להגשת דיווחים, דוחות כספיים, הצלחה בביקורת שנתית הנערכת על חברות מסוגה של החברה על ידי ה- SEC. הצלחה בביקורות תקופתיות הנערכות על ידי הרגולטור כאמור הנו מדד חשוב לדעת אורגני החברה.

יעדים אלה ייקבעו בהתבסס על אסטרטגיית החברה כפי שבאה לידי ביטוי בתקציב השנתי שלה כפי שייקבע ויאושר מדי שנה על ידי דירקטוריון החברה (להלן: "**התקציב השנתי**"), ויהיו מותאמים לביצועי החברה במהלך השנה עבורה משולם המענק.

6.4. הדירקטוריון יקבע את נוסח היעדים מראש, תוך קביעת רכיביהם השונים.

6.5. יעדי החברה האמורים ייקבעו בשים לב לעקרונות הבאים:

6.5.1 עמידה ביעדים אלה מתמרצת השגת מטרותיה, יעדיה ותכניותיה העסקיות והאסטרטגיות של החברה והגדלת רווחיה העתידיים.

6.5.2 עמידה ביעדים אלו תביא לשיפור ביצועי החברה בראייה ארוכת טווח.

6.5.3 החברה שואפת לתגמל את נושאי המשרה בה באופן ראוי והוגן עבור תרומתם והישגיהם, הבאים לידי ביטוי בתוצאות החברה והתפתחות עסקיה לטווח הארוך.

6.5.4 התגמול המבוסס על יעדי החברה עולה בקנה אחד עם טובת החברה, קידום מטרותיה העסקיות ותכנית העבודה שלה, ואין חשש כי היעדים האמורים ייצרו תמריץ למנהלים לנטילת סיכונים מיותרים.

6.6. כמו כן, בנוסף למענק השנתי כמפורט לעיל, רשאי הדירקטוריון, לאחר המלצת ועדת התגמול, להחליט כי החברה תשלם למי מבין נושאי המשרה לרבות בסיום שנה קלנדארית רלבנטית, אך מבלי לגרוע מהוראות סעיף 6.8.6 להלן, מענק בגין פרויקטים מיוחדים או הישגים מיוחדים, הנובעים מפעילותם ותרומתם לחברה, בהתאם לתכנית העבודה של החברה לטווח הארוך (כדוגמת: השגת יעדים אסטרטגיים, הנפקות מיוחדות, הסכמי מימון מיוחדים או חתימה על הסמכים מהותיים לפעילות החברה וכיו"ב) (להלן: "**מענק המיוחד**"). יובהר, כי מלבד האמור לעיל, המענק המיוחד כפוף לשאר הוראות מדיניות תגמול זו, ובכלל זה לתנאי הסף ולהגבלות המפורטים בסעיף 6 זה.

6.7. **<u>תנאי סף לתשלום מענק שנתי</u>**

על אף האמור בסעיף 6 זה לעיל ולהלן, המענק השנתי לא יחולק למי מנושאי המשרה בחברה בכל אחד מהמקרים שלהלן:

6.7.1. בגין השגת יעד הנמוך מהשיעור המינימאלי שייקבע מדי שנה לעמידה בכל אחד מהיעדים (גבול תחתון).

6.7.2. אם תשלום המענקים יביא את החברה למצב שיהווה עילה לפירעון מיידי של סדרה כלשהי של אגרות חוב שהונפקה או שתונפק על ידי החברה.

6.7.3. עם אישור תכנית מענקים, ככל שתאושר, יהיו רשאים ועדת התגמול והדירקטוריון לקבוע תנאי סף נוספים, כמותיים או אחרים, בהתחשב ביעדי החברה, האסטרטגיה שלה ומצבה - אשר בהתקיימם לא יחולק המענק השנתי למי מנושאי המשרה בחברה.

6.8. **<u>הגבלות לגבי המענק השנתי</u>**

כמו כן, המענק השנתי, ככל שייקבע, יהא כפוף להגבלות המפורטות להלן:

6.8.1. זכאותו של נושא המשרה לחלקים מהמענק השנתי המיוחסים לכל אחד מהיעדים שייקבעו לנושאי המשרה, עשויה להיקבע **א.** על בסיס "מוחלט", קרי, אי עמידה ביעד כלשהו לא תזכה בתגמול בגינו או **ב.** ייתכן כי הזכאות תיקבע על פי מידת העמידה של נושא המשרה ביעדים השונים שייקבעו לו יחסית ליעדים כפי שאושרו בתקציב החברה לשנה הרלוונטית, באופן ליניארי, כאשר עמידה מדוייקת ב- 100% מיעד מסוים שיוגדר לנושא המשרה בשנה רלוונטית - תזכה במלוא סכום המענק בגין יעד זה ועמידה חלקית ביעד כאמור (תוך "סימון" יעד תחתון) - תזכה אותו בחלק יחסי מסכום המענק המיוחס ליעד זה, הכל על פי התנאים שייקבעו בתכנית המענקים לאותה שנה. כמו כן, ייקבע השיעור מהמענק שישולם בגין השגת היעד בגבול התחתון וכן תקרה לגובה המענק (גבול עליון). אשר יהווה יעד "הצטיינות", מעל לרף של 100% מן התגמול).

עמוד 8 מתוך 11

6.8.2. גובהו הכולל של המענק השנתי יוגבל כדלקמן:

(א) מנכ"ל - לא יעלה על 4 משכורות (כולל המענק המיוחד כמפורט בסעיף 6.6 לעיל).

(ב) מנהל כספים - לא יעלה על 4 משכורות.

להערכת ועדת התגמול והדירקטוריון, התקרה למענק השנתי משקפת יעדים שאינם מתמרצים לקיחת סיכונים מוגברים.

6.8.3. סכום המענקים השנתיים לכלל נושאי המשרה בחברה בגין שנה מסוימת, כפי שיחולק בפועל, לא יעלה על 0.2% מהכנסות החברה. במקרה של חריגה מהרף שנקבע – תתבצע חלוקה פרי-פאסו.

6.8.4. מענק שנתי יינתן לנושאי משרה אשר עבדו או נתנו שירותים לחברה לפחות 12 (שנים עשר) חודשים טרם אישור הדוחות הכספיים של אותה השנה, ולמעט אם נושא המשרה התפטר או פוטר בשל נסיבות השוללות את הזכות לקבל פיצויי פיטורים. על אף האמור, נושא משרה חדש שעבד פחות מ-12 חודשים בחברה, יהיה הדירקטוריון רשאי, בהמלצת מנכ"ל החברה, לקבוע זכאותו למענק באופן יחסי לתקופת העבודה של נושא המשרה בחברה.

6.8.5. הענקת מענק שנתי לנושאי המשרה בחברה כפופה לשיקול דעת דירקטוריון החברה, אשר רשאי להחליט על הפחתת גובהו של המענק או על אי חלוקת מענק כלל למי מנושאי המשרה בחברה, בשנה מסוימת, בכל מועד שיבחר במהלך אותה שנה ואף לאחר סיומה, אם מצא כי ישנם שיקולים רלוונטיים, כגון שיקולים פיננסיים או אחרים, אשר בהתחשב במצבה של החברה, מצדיקים הפחתה או שלילה של המענקים מנושאי המשרה בחברה, גם אם באופן רטרואקטיבי.

6.8.6. כל נושא משרה שיהיה זכאי למענק המבוסס על נתונים כספיים כלשהם, יתחייב להחזיר לחברה, סכומים ששולמו, אם שולמו לו על בסיס נתונים שהתבררו כמוטעים והוצגו מחדש (restatement) בדוחות הכספיים של החברה. נושא משרה כאמור יחתום על הסכמתו שהחברה תהיה רשאית לקזז את הסכום שיגיע לה ממנו, מכל סכום שהוא זכאי לקבל מהחברה, בכפוף להוראות הדין.

6.8.7. המענק השנתי, ככל שייקבע, ישולם לנושאי המשרה אחת לשנה, לאחר אישור הדוחות הכספיים המבוקרים של השנה הרלבנטית על ידי דירקטוריון החברה ובהתאם לתוצאות החברה בפועל באותה שנה, וככל שמדובר בנתון שיש לחשבו - בהתאם לדוחות הכספיים של השנה הרלבנטית כאמור.

6.8.8. במקרים מיוחדים, רשאי המנכ"ל (או הדירקטוריון, במקרה של מקדמה למנכ"ל), לאשר הקדמת תשלום על חשבון המענק שיגיע לנושא משרה כלשהו, ובלבד שהמקדמה לא תעלה על שתי משכורות. למען הזהירות מובהר, שאם באותה שנה ייקבע שאותו נושא משרה אינו זכאי למענק או זכאי למענק נמוך מסכום המקדמה, תדרוש החברה מנושא המשרה את השבת המקדמה ששולמה כאמור.

6.8.9. בנוסף לאמור בסעיף 6 זה לעיל, תכנית המענקים תוכל לכלול הוראות נוספות לפיהן ייקבע מנגנון לפריסה או התניה של חלק מתשלום המענקים השנתיים בהתבסס על השגת יעד/ים מדיד/ים ארוך/כי-טווח בתקופה של שנתיים או שלוש שנים קלנדריות וכן כללים לחישוב הזכאות לאותו מענק רב-שנתי, בתום תקופת המדידה הרב-שנתית. הכללים והתנאים למענק-רב שנתי כאמור, אם וככל שיחול, ייקבעו ויובאו לאישור האורגנים המוסמכים בחברה, בהתאם להוראות הדין.

7. <u>תנאים נלווים והטבות</u>

ככל שתנאי כהונתו והעסקתו של נושא משרה יכללו הוראות בקשר עם הנושאים המפורטים להלן, הם ייקבעו בהתאם לשיקולים ולקריטריונים הרלוונטיים המנויים בסעיפים 2-4 לעיל, ובהתאם לתנאים המפורטים להלן:

7.1. <u>הטבות נלוות הניתנות לכלל נושאי המשרה (פרט לדירקטורים)</u>

7.1.1. נושאי המשרה המועסקים בחברה זכאים להפרשות לביטוח מנהלים, לביטוח אבדן כושר עבודה ולקרן השתלמות כנהוג בחברה.

7.1.2. נושאי המשרה המועסקים בחברה זכאים לימי מחלה, ימי חופשה וימי הבראה כמקובל בחברה עבור עובדים בכירים ובהתאם לוותק שלהם בחברה, ובכל מקרה לא פחות מהקבוע בדין ולא יותר מ- 28 ימי חופשה לשנת עבודה.

7.1.3. יכול שהחברה תעמיד לרשות כל נושא משרה רכב לצרכי מילוי תפקידו. במידה שהועמד לרשות נושא המשרה רכב כאמור, תישא החברה בהוצאות הקבועות הכרוכות בשימוש לאחזקת הרכב, כל זאת לפי הנהלים הנהוגים בחברה. נושא המשרה יתחייב לשאת בכל הקנסות או הדוחות בגין השימוש ברכב, ככל שיהיו. החברה תהא רשאית לגלם את שווי השימוש ברכב לצרכי מס.

7.1.4. ככל שתנאי הכהונה וההעסקה של נושא המשרה יכללו טלפון נייד, נושא המשרה יהיה זכאי להחזר הוצאות טלפון נייד, בהתאם להחלטת החברה ועל פי שיקול דעתה הבלעדי. נושא המשרה יישא בתשלום כל מס שעשוי לחול עליו בשל השימוש בטלפון נייד. החברה תהא רשאית לגלם את שווי המס.

7.1.5. ככל שתנאי הכהונה וההעסקה של נושא המשרה יכללו החזר הוצאות, נושא המשרה יהיה זכאי להחזר הוצאות סבירות שהוצאו על ידו במסגרת מילוי תפקידו, וזאת כנגד הצגת קבלות, ובהתאם למדיניות החברה.

7.1.6. ככל שתנאי הכהונה וההעסקה יכללו אש"ל עבור נסיעות לחו"ל, תישא החברה בתשלום דמי אש"ל לנושא המשרה בתקופת שהותו בחו"ל לצרכי עבודה, בהתאם לנהלי החברה.

7.1.7. נושאי המשרה בחברה עשויים להיות זכאים בהתאם ובכפוף לתנאי העסקתם האישיים, לתשלום פיצויי פיטורים מלאים בעת סיום יחסי עובד מעביד מכל סיבה שהיא, לרבות עקב התפטרות ולמעט במקרה של פיטורים "בנסיבות חמורות" כמוגדר להלן או לתשלום פיצויי פיטורים לפי הוראות סעיף 14 לחוק פיצויי פיטורים, התשכ"ג-1963.

7.2. <u>ביטוח, פטור ושיפוי</u>

לחברה ביטוח לכיסוי אחריותם של דירקטורים ונושאי משרה המכהנים ו/או יכהנו בה מעת לעת, לרבות דירקטורים שהינם בעל השליטה או קרובו וכן כתבי פטור מאחריות והתחייבות לשיפוי נושאי משרה ודירקטורים בחברה (שאינם בעל השליטה או קרובו).

תנאי פוליסת הביטוח של החברה למועד אישור מדיניות זו הינם כדלקמן: הפוליסה בתוקף עד ליום 30 בנובמבר, 2014; סך הכיסוי לכל תביעה בודדת ובסך הכל הנו עד גובה של 10,000,000 דולר ארה"ב לתביעה ובסה"כ לתקופת הביטוח. בנוסף ישולמו הוצאות משפט סבירות מעבר לגבול האחריות בהתאם להוראת סעיף 66 לחוק חוזה הביטוח, התשמ"א-1981; הפרמיה לתשלום עבור הפוליסה, עבור כל תקופת הביטוח, קרי, 18 חודשים, עומדת על כ- 87,580 דולר ארה"ב, לאורך תקופת הביטוח.

להערכת ועדת התגמול והדירקטוריון, וגם בהסתמך על המלצת יועצי הביטוח של החברה, תנאי ההתקשרות בקשר לביטוח אחריותם של נושאי המשרה בחברה היא בתנאי שוק, נאותה בהתאם לסטנדרט המקובל ביחס לביטוח חברות ישראליות הנסחרות בבורסה לניירות ערך בתל-אביב בע"מ ובנאסד"ק ואינה עשויה להשפיע באופן מהותי על רווחיות החברה, רכושה או התחייבויותיה.

ועדת התגמול תהא רשאית לאשר, מעת לעת ועל עוד מדיניות תגמול זו הינה בתוקף, התקשרות החברה בפוליסת ביטוח לכיסוי אחריותם של נושאי משרה ודירקטורים, המכהנים או שיכהנו בחברה ובחברות בנות של החברה מעת לעת, ובלבד שהכיסוי השנתי הכולל במסגרת הפוליסה לשנה מסוימת לא יעלה על סכום המייצג סטייה של 15% בכל שנה, בהשוואה לסכום הכיסוי השנתי הכולל במסגרת הפוליסה בשנה שקדמה לה וסך הפרמיה השנתית שתשולם על ידי החברה בעבור הפוליסה לשנה מסוימת לא יעלה על סכום המייצג עליה של 35% מסך הפרמיה ששולם על ידי החברה במסגרת הפוליסה בשנה שקדמה לה. כתבי ההתחייבות לשיפוי תואמים את הוראות התקנון של החברה, והינם בנוסח ובתנאים זהים לכלל נושאי המשרה, לרבות דירקטורים שהינם בעל השליטה או קרובו, למעט לעניין פטור מאחריות בגין הפרת חובת הזהירות, כפי שאושר באסיפה הכללית של בעלי המניות של החברה שנתקיימה ביום 15.12.2011.

בהתאם להוראות תקנון החברה, סכום השיפוי המרבי לכל נושאי המשרה לא יעלה על 10 מיליון דולר ארה"ב.

8. <u>תנאי סיום כהונה</u>

8.1. נושא משרה יהיה זכאי להודעה מוקדמת בעת סיום העסקה, כפי שייקבע בהסכם ההעסקה או ההסכם למתן שירותים שבין החברה לנושא המשרה, בהתאם למפורט להלן (באופן שלא יפחת מהמינימום לפי דין):

<u>תפקיד</u>	**<u>תקופה מקסימאלית</u>**
מנכ"ל	עד 6 חודשים
מנהל כספים	עד 4 חודשים

8.2. תקופת ההודעה המוקדמת תיקבע בהתאם לשיקולים ולקריטריונים הרלוונטיים המנויים בסעיפים 2-4 לעיל ותאושר על ידי האורגנים המוסמכים בחברה, בהתאם להוראות הדין.

8.3. נושאי המשרה המועסקים בחברה עשויים להיות זכאים לקבל את מלוא ההטבות על פי הסכם ההעסקה או פדיון שלהן, כאילו המשיכו להיות מועסקים בחברה גם אם תקופת ההודעה המוקדמת (או חלקה) תיפדה.

8.4. במהלך תקופת ההודעה המוקדמת מחוייב נושא המשרה להמשיך ולמלא את תפקידו בחברה (בהתאם להחלטת החברה).

8.5. **<u>מענק פרישה</u>**

8.5.1. בנוסף לאמור לעיל, מוצע לקבוע כי החברה תהיה רשאית לאשר למנכ"ל החברה/מנהל הכספים מענק פרישה/הסתגלות בסך של עד 6 משכורות ועד - 3 משכורות (בהתאמה), במקרה של פיטורים על ידי החברה (למעט במקרה של פיטורים בנסיבות חמורות) או במקרה של התפטרות, בהתאמה. גובה מענק הפרישה יהיה בגובה רכיב השכר החודשי בלבד של נושא המשרה (ללא תנאים נלווים, מענק וכו') מוכפל במספר החודשים שהוענקו לאותו נושא משרה. מענק זה דומה למצב הקיים כיום.

8.5.2. מענקי הפרישה יובא לאישור האורגנים המוסמכים בחברה, בהתאם להוראות הדין, טרם החתימה על הסכם ההעסקה או ההסכם למתן השירותים, וייקבעו בהתאם לשיקולים ולקריטריונים

הרלוונטיים המנויים בסעיפים 2-4 לעיל ובכפוף לעמידתו של נושא המשרה בכל התנאים הבאים:

8.5.2.1. היה מועסק בחברה או נתן שירותים לחברה במשך 3 שנים לפחות.

8.5.2.2. במהלך תקופת העסקתו, תרם תרומה מהותית לקידום עסקי החברה ולהשאת רווחיה.

8.5.2.3. נסיבות הפרישה של נושא המשרה אינן מצדיקות שלילת פיצויי פיטורים.

9. <u>הגנות מסחריות</u>

הסכמי ההעסקה וההסכמים למתן שירותים של נושאי המשרה יכללו הוראות שמטרתן להגן על זכויות הקניין הרוחני של החברה וכן תניות סודיות ואי תחרות ונוסחן יותאם לנושא המשרה הרלוונטי בהתאם לרגישות תפקידו ולחשיבותו לחברה.

10. <u>הוראות כלליות נוספות</u>

10.1. נושאי המשרה עליהם תחול מדיניות התגמול יכול שיהיו עובדיה של החברה או קבלנים עצמאיים המספקים לה שירותים. ככל שנושא המשרה יספק שירותים לחברה כקבלן עצמאי, יחולו הוראות מדיניות התגמול בשינויים המחויבים, התגמול לנושא המשרה ישולם כנגד חשבונית ומרכיבי התגמול ינורמלו, כך שמבחינה כלכלית כוללת הם יתאמו את האמור במדיניות זו, ובלבד שלא יהיה בכך כדי לפגוע בטובת החברה, מצבה ותכנויותיה.

10.2. הוראות מדיניות תגמול זו, לא תגרענה מכל הוראה קיימת ו/או הוראה שתיקבע בכל דין (לרבות, מבלי לגרוע מכלליות האמור, בהוראות חוק החברות ו/או בתקנות ו/או צווים על פיו) וכל הקלה ו/או פטור ו/או מתן שיקול דעת נוסף למי מהאורגנים בחברה אשר יקבעו בכל הוראת דין כאמור, גם לאחר אישור מדיניות זו, יחולו על החברה ויחשבו כחלק ממדיניות תגמול זו, לאחר שועדת התגמול או דירקטוריון החברה יחליטו על הוספתם, כולם או חלקם, למדיניות זו - מבלי שיהא צורך באישור אסיפת בעלי המניות של החברה.

10.3. מעבר לאמור במדיניות זו, ועדת התגמול והדירקטוריון רשאים לאשר חריגה של עד 5% לשנה קלנדארית מכל תקרה, הגבלה או הוראה אחרת הקבועים במסמך מדיניות זה, וחריגה כאמור תיחשב עמידה במדיניות התגמול.

11. <u>תוקף</u>

מדיניות התגמול תהיה בתוקף למשך שלוש שנים ממועד אישורה באסיפה הכללית כאמור, בהתאם להוראות סעיף 267א(ד) לחוק.

על אף האמור לעיל, דירקטוריון החברה יבחן מעת לעת ולכל המאוחר כל שנה, את מדיניות התגמול וכן את התאמתה להוראות הדין, ככל שחל שינוי מהותי בנסיבות שהיו קיימות בעת קביעתה או מטעמים אחרים. בכפוף לאמור בסעיף 10.2 לעיל, שינויים במדיניות התגמול, ככל שיהיו, יאושרו בהתאם להוראות הדין.

כמו כן, ועדת התגמול תבחן את יישום מדיניות התגמול, מעת לעת; ואם תמצא הוועדה לנכון, תמליץ לדירקטוריון לעדכן את מדיניות התגמול.